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scottsaks@paulhastings.com
July 15, 2005
33890.00019
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Telkom SA Limited – Annual Report on Form 20-F for year ended March 31,
2005
Ladies and Gentlemen:

On behalf of Telkom SA Limited (“Telkom”), a foreign private issuer incorporated in the
Republic of South Africa, I am transmitting herewith for filing with the Securities and
Exchange Commission, the Annual Report on Form 20-F (the “20-F”) for the year ended
March 31, 2005 of Telkom. As indicated in the Explanatory Note on the first page of the
20-F, the consolidated financial statements of Telkom and Vodacom Group (Proprietary)
Limited (“Vodacom”), Telkom’s 50% owned joint venture, as of and for the years ended
March 31, 2003 and 2004, including the applicable notes thereto, contained in Item 18
– Financial Statements of the 20-F, as well as the consolidated financial information of
Telkom and Vodacom as of and for the years ended March 31, 2003 and 2004 contained in the 20-F have been restated from those financial statements and financial information previously presented to reflect certain restatements, reclassifications and changes in accounting policies. Specifically, the restatements, reclassifications and changes in accounting policies relate to the following:
•  the early adoption of certain of the standards designed to form the IASB’s “stable platform,” which are applicable for financial years beginning on or after January 1, 2005;
•  the restatement of previously reported revenue relating to mobile equipment sales, deferred taxation and sick leave liability;
•  a change of accounting policies with regard to revenue recognition, minority interest and goodwill translation and amortization;
•  the adoption of IFRS3 and revised IAS36 and IAS38, which are applicable for financial years beginning on or after April 1, 2004; and
•  the reclassification of certain comparative figures in accordance with current period classification and presentation.
For each of the three years presented in Telkom’s annual financial statements, all the comparative numbers have been changed to reflect the impact of the changes as noted
above to ensure comparability between the periods. Although there were adjustments to individual line items in the income statements and balance sheets presented, these changes have not had a material impact on the results of operation or cash flow information of Telkom for any of the periods presented. A detailed summary of the impact of each of the changes is presented in note 2 of the notes to the audited consolidated financial statements of Telkom and note 23 of the notes to the audited consolidated financial statements of Vodacom included in the 20-F.
Pursuant to Instruction 2. to Item 3.A. Key Information, Telkom has indicated in the selected financial information included in Item 3. Key Information of the 20-F that the consolidated financial statements and related financial information as of and for the years ended March 31, 2002 and 2001, the earliest of the two years of the five year period, cannot be provided on a restated basis without unreasonable effort or expense.
If you should have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at +33 142 99 0457 +33 6 16 11 59 54.
Very truly yours,
/s/ Scott R. Saks
Scott R. Saks
cc:
Sizwe Nxasana, Chief Executive Officer
Kaushik Patel, Chief Financial Officer
Deon Fredericks, Chief Accountant
United States Securities and Exchange Commission
July 15, 2005